Exhibit 4.6

BP p.l.c.

RULES OF THE BP p.l.c. PERFORMANCE SHARE PLAN

Adoption:	27 February 2006

Amended:	16 March 2007

Expiry Date:	27 February 2016

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Rules of the BP p.l.c. Performance Share Plan

Introduction

This plan sets out the terms on which awards of shares will be made to certain employees of the Company and its Subsidiaries. Employees selected for participation in the Plan will be granted restricted share units giving them a conditional entitlement to an award of shares. The number of shares to be granted in respect of a restricted share unit may depend on the extent to which a Condition is satisfied over the Financial Year prior to grant.

1	Definitions

In these rules:

“Acquiring Company” means a person who obtains Control of the Company;

“ADS” means an American depositary share representing ordinary shares of the Company;

“Award” means an award of Shares under rule 5.1;

“Award Date” means the date on which an Award is made under any of rules 5.1, 7 or 9;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Designated Corporate Officer determines, any stock exchange nominated by the Designated Corporate Officer on which the Shares are traded) is open for the transaction of business. For the purposes of ADSs, “Business Day” means a day on which the New York Stock Exchange is open for the transaction of business;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee or director of any Member of the Group, with the agreement of the Company and which is designated by the Plan Administrator as a Career Break for the purposes of these rules;

“Company” means BP p.l.c.;

“Conditions” means any conditions imposed under rule 3.3 including any conditions relating to performance;

“Control” has the meaning given to it by Section 840 of the Income and Corporation Taxes Act 1988;

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code;

“Designated Corporate Officer” means the Group Chief Executive or other appropriate Corporate Officer authorised under the BP Management Framework and associated delegations;

“Financial Year” means the calendar year by reference to which the conditions relating to individual performance imposed under rule 2.2 are measured;

“Grant Date” means the date which the Plan Administrator sets for the grant of Restricted Share Units;

“London Stock Exchange” means London Stock Exchange plc;

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“Member of the Group” means:

	(i)	the Company; and

	(ii)	its Subsidiaries from time to time; and

	(iii)	any other company which is associated with the Company and is so designated by the Designated Corporate Officer;

“Model Code” means the UK Listing Authority Model Code for transactions in securities by directors, certain employees and persons connected with them;

“Participant” means a person who is participating in the Plan or his personal representatives;

“Plan” means these rules known as “The BP p.l.c. Performance Share Plan” as changed from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of this Plan;

“Regulatory Information Service” means a service that is approved by the Financial Services Authority as meeting the Primary Information Provider Criteria and is on the list of the Regulatory Information Services maintained by the Financial Services Authority;

“Restricted Period” means the period notified to the Participant under rule 4.1.2 which will normally be 3 calendar years from the beginning of the calendar year in which the Grant Date falls, unless otherwise determined by the Plan Administrator and approved by the Designated Corporate Officer on or before the Grant Date;

“Restricted Share Unit” means a conditional entitlement to an Award granted to a Participant;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 5.5); and

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985.

2	Eligibility

The Plan may be operated in respect of Participants who have been selected for a grant of Restricted Share Units by reference to a particular Financial Year (rule 2.1) or otherwise (rule 2.5).

2.1	Participation in respect of individual performance in a Financial Year

	2.1.1	The Company may select any employee of the Company or any Subsidiary to join the Plan and become a Participant. Participation will be by reference to individual performance in a particular Financial Year. However, participation may not be extended to an employee who at the start of the Financial Year in which the Plan is to be operated is either (i) a director of the Company or (ii) an employee whose employment has been terminated whether or not such termination is lawful, unless in the case of (ii) the Designated Corporate Officer considers that special circumstances exist.

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	2.1.2	Rule 2.4 applies where a person has ceased to be an employee of the Company or Subsidiary or an event occurs as described in rules 9.1, 9.2 or 9.4 prior to the Grant Date.

2.2	Notice of Conditions

Where a Participant has been selected to participate in the Plan under rule 2.1, the Company may notify him of any conditions which need to be satisfied in order for him to be made a grant of Restricted Share Units. The conditions may be different for different employees. The Company, subject to the approval of the Designated Corporate Officer, may waive or change such conditions in accordance with their terms or in any way the Designated Corporate Officer sees fit.

2.3	Joining the Plan during the Financial Year

If anyone is selected to participate in the Plan under rule 2.1 but after the start of a Financial Year in respect of which the Plan is being operated, his grant of Restricted Share Units (if any) may, at the discretion of the Designated Corporate Officer, be pro-rated by reference to the period between selection and the end of the relevant Financial Year as a proportion of the whole Financial Year.

2.4	Leaving employment before the grant of Restricted Share Units

	2.4.1	A Participant who has been selected to participate in the Plan under rule 2.1 will not be eligible for the grant of Restricted Share Units if he ceases to be an employee of the Company or a Subsidiary at any time during the Financial Year in which the Plan is operated.

	2.4.2	Where a Participant ceases to be an employee of the Company or a Subsidiary for any of the reasons set out in rules 7.2 or 7.4, after the end of the relevant Financial Year but prior to the grant of Restricted Share Units, or where during that period an event described in rules 9.1, 9.2 or 9.4 takes place, then the Company may grant the Participant Restricted Share Units and an Award may be made to him.

2.5	Participation otherwise than in respect of individual performance in a Financial Year

	2.5.1	Under this rule 2.5, the Company may select any employee of the Company or any Subsidiary for the grant of Restricted Share Units. Selection of employees and the grant of Restricted Share Units will be made without reference to individual performance in a particular Financial Year. However, Restricted Share Units may not be granted to an employee who on the Grant Date is either (i) a director of the Company or (ii) an employee whose employment has been terminated whether or not such termination is lawful, unless in the case of (ii) the Designated Corporate Officer considers that special circumstances exist.

	2.5.2	For the avoidance of doubt, where a Participant has been selected to participate in the Plan under this rule 2.5, rules 2.2, 2.3, 2.4 and 3.1.1 do not apply.

2.6	Rights prior to the grant of Restricted Share Units

Selection for participation in the Plan does not entitle any Participant to the grant of Restricted Share Units and a Participant shall have no rights to or in respect of Restricted Share Units until a grant has been made to him.

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3	Granting Restricted Share Units

3.1	Grant

	3.1.1	Where a Participant has been selected to participate in the Plan under rule 2.1, as soon as practicable following the end of the Financial Year in which the Plan is operated the Company will determine whether and to what extent the conditions, if any, set under rule 2.2 have been satisfied and how many Restricted Share Units should be granted in respect of each Participant. Rule 6.1 also applies in relation to Career Breaks.

	3.1.2	Restricted Share Units granted under the Plan, and the terms of those Restricted Share Units, must be approved in advance by the Designated Corporate Officer.

3.2	Time of Operation

Restricted Share Units may only be granted within 42 days starting on any of the following:

	3.2.1	the date of adoption of the Plan;

	3.2.2	the day after the announcement of the Company’s results through a Regulatory Information Service for any period;

	3.2.3	any day on which the Designated Corporate Officer resolves that exceptional circumstances exist which justify the grant of Restricted Share Units;

	3.2.4	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or

	3.2.5	the lifting of Dealing Restrictions which prevented the granting of Restricted Share Units during any period specified above.

3.3	Conditions

	3.3.1	Awards in respect of Restricted Share Units may be subject to the satisfaction of Conditions specified at the Grant Date. Conditions may be different for different Participants.

	3.3.2	The Company, subject to the approval of the Designated Corporate Officer, may waive or change the Conditions in accordance with their terms or in any way the Designated Corporate Officer sees fit.

	3.3.3	Notwithstanding anything else in the Plan, an Award will only be made in respect of Restricted Share Units to the extent that any Conditions are satisfied or waived.

3.4	Statements

Each Participant will receive a statement setting out the terms of the Restricted Share Units as soon as practicable after the Grant Date and, from time to time thereafter, if the Company deems it appropriate following any increase in Restricted Share Units under rule 4.3. If any statement is lost or damaged the Company may replace it on such terms as it decides.

3.5	No payment

A Participant is not required to pay for the grant of Restricted Share Units.

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3.6	Disclaimer of Restricted Share Units

Any Participant may disclaim all or part of his Restricted Share Units within 80 days after the Grant Date by notice in writing to any person nominated by the Company. If this happens, the Restricted Share Units will be deemed never to have been granted under the Plan. A Participant is not required to pay for the disclaimer.

4	Restricted Share Units

4.1	Terms of Grant

Restricted Share Units are subject to the rules of the Plan and any such other terms and conditions as may be determined on or before the Grant Date by the Designated Corporate Officer. The terms of the grant of Restricted Share Units, as determined by the Company and approved by the Designated Corporate Officer, must be notified to the Participant and must include:

	4.1.1	the number of notional Shares comprised in Restricted Share Units;

	4.1.2	the Restricted Period; and

	4.1.3	any Conditions specified under rule 3.3.

4.2	Rights

A Participant will have no rights of a shareholder (e.g. voting or dividends) in respect of Shares notionally comprised in Restricted Share Units.

4.3	Dividend equivalents

The number of Restricted Share Units granted to a Participant shall be increased as determined by the Plan Administrator to take account of the Net Dividends that would have been paid on the Shares subject to his Restricted Share Units during the Restricted Period (“Additional Restricted Share Units”). Additional Restricted Share Units will be credited to a Participant at the time dividends are paid. All Additional Restricted Share Units shall be subject to the rules of the Plan and the terms of the Restricted Share Units by reference to which they were granted, including the same Restricted Period.

The Designated Corporate Officer may at any time decide to disapply this rule 4.3 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 4.3.

For the purposes of this rule 4.3 “Net Dividends” means the amount of the dividend payment excluding any tax credit.

5	Making Awards

5.1	Determination of Conditions and making of Awards

As soon as practicable following the end of the Restricted Period (or at any other time where the rules or the terms of the Conditions state that the Conditions should be applied) the Designated Corporate Officer will determine whether and to what extent any Conditions have been satisfied. The Designated Corporate Officer may decide to increase or decrease the number of Shares notified under rule 4.1.1 and which are to be awarded in respect of Restricted Share Units in accordance with the terms of any Conditions. The

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Designated Corporate Officer may procure the transfer of such Shares subject to any conditions.

Once the determination is made under this rule 5.1 the Company will make an Award of Shares.

Rule 6.2 also applies in relation to Career Breaks.

5.2	Consequences

To the extent that an Award has been made under any of rule 5, 7 or 9, the Company will procure the transfer of Shares to the Participant (or as he may direct) as soon as practicable after the Award Date. The Participant will be entitled to all rights to Shares where the record dates fall after the date of transfer. Any transfer of Shares will be subject to any conditions determined by the Designated Corporate Officer.

5.3	Lapse

If any Restricted Share Units lapse under the Plan an Award cannot be made and a Participant has no rights in respect of those Restricted Share Units.

5.4	Cash alternative

The Company in its absolute discretion may decide to satisfy Awards by paying an equivalent amount in cash (subject to the withholding provisions in rule 5.6 (Withholding)). The cash amount must be equal to the Market Value of the Shares which would but for the application of this rule have been awarded on the Award Date of that Award.

For the purposes of this rule, “Market Value” means in relation to a Share on any day:

	5.4.1	the middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on the immediately preceding Business Day; and

	5.4.2	in relation to an ADS the average of the highest and lowest trading prices of an ADS as derived from the New York Stock Exchange Inc. on the immediately preceding Business Day.

5.5	ADSs

The Plan Administrator may determine that Restricted Share Units and Awards will be in respect of ADSs and references in these rules to Shares, Restricted Share Units and dividends shall be construed accordingly.

5.6	Withholding

The Company, any employing company or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Restricted Share Units or Awards. These arrangements may include the sale of any Shares on behalf of the Participant or the reduction in the number of Shares comprised in an Award.

5.7	Forfeiture

Notwithstanding any other rule of the Plan (including, without limitation, rules 7.2, 7.3 and 7.4), if the Designated Corporate Officer determines that a Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the

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Designated Corporate Officer considers was contrary to the legitimate expectations of the Company for an employee in the Participant's position then the Designated Corporate Officer may reduce the number of Shares to be awarded (including to zero in which case an Award will not be made) or if an Award has already been made but Shares have not yet been transferred (because of, for example, any Dealing Restrictions), transfer to the Participant a reduced number of Shares or no Shares at all.

6	Career Breaks

6.1	Grant

	6.1.1	If, on the Grant Date, a Participant is on a Career Break, or at any time prior to the Grant Date has been on a Career Break, his grant of Restricted Share Units may be pro- rated by reference to the period of the Financial Year in respect of which the Plan is being operated in which the Participant was on a Career Break as a proportion of the whole Financial Year.

6.2	Award

	6.2.1	If a Participant is on a Career Break on the date that an Award would ordinarily be made under the Plan, then unless the Plan Administrator determines otherwise in any particular case, an Award will not be made but will be made in accordance with rules 5.1 to 5.7 as soon as practicable after the Plan Administrator determines that the Participant has returned to normal employment at the end of the Career Break and has continued to be in his normal employment for a period of three months from the date of return and in that period has not given or received notice of termination of employment.

	6.2.2	Unless any of the reasons set out in rules 7.2.1, 7.4, 9.1, 9.2, or 9.4 apply, if the Participant ceases to be an employee or director of any Member of the Group before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 6.2.1, then an Award will not be made to the Participant and the Restricted Share Units will lapse on cessation of employment. If any of the reasons set out in rules 7.2.1 or 7.4 does apply, an Award will be made in accordance with rules 5.1 to 5.6 as soon as practicable after cessation of employment. If any of the reasons set out in rules 9.1, 9.2 or 9.4 apply, an Award will be made in accordance with those rules.

7	Leaving the Group before the end of the Restricted Period

7.1	General rule on leaving employment

Unless rules 7.2 or 7.4 applies, if a Participant ceases to be an employee or director of a Member of the Group before the end of the Restricted Period, then all his Restricted Share Units lapse on the date of cessation and he shall not be entitled to any Shares.

7.2	Leaving in exceptional circumstances

	7.2.1	Other than when rule 6.2.2 applies, if a Participant ceases to be an employee or director of any Member of the Group before the end of the Restricted Period for any of the reasons set out below, then his Restricted Share Units do not lapse and an Award may be made to him at the end of the Restricted Period in accordance

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with Rule 5.1. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units. The reasons are:

	(i)	ill-health, injury or disability;

	(ii)	retirement with the agreement of the Company;

	(iii)	the Participant’s employing company ceasing to be under the Control of the Company;

	(iv)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not under the Control of either the Company or a Member of the Group;

	(v)	redundancy, but only in circumstances which give rise to a redundancy payment;

	(vi)	termination or severance by the Participant’s employer except where the Plan Administrator determines that an Award should not be made due to the conduct or performance of the Participant; or

	(vii)	any other reason, if the Designated Corporate Officer so decides in any particular case.

7.2.2	The Designated Corporate Officer and the Plan Administrator must exercise any discretion provided for in rule 7.2.1(vii) within 80 days after they become aware of the cessation of the relevant Participant’s employment or office and where the discretion is not exercised in favour of the Participant the Restricted Share Units will be treated as having lapsed on the date of cessation.

7.3	Leaving after the end of the Restricted Period but before the making of an Award or the transfer of Shares

Subject to rule 5.7, if a Participant ceases to be an employee or director of any Member of the Group after the end of the Restricted Period but either before Awards have been made or, to the extent Awards have been made, before the Shares have been transferred (because of, for example, any Dealing Restrictions), then neither his Restricted Share Units nor Awards will lapse. In these circumstances, Awards will still be made in accordance with rule 5.

7.4	Death

If a Participant dies, his Restricted Share Units do not lapse and an Award may be made to his personal representatives as soon as possible after the date of death. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units. For the avoidance of doubt, the Plan Administrator may decide to satisfy such Awards in cash calculated in accordance with rule 5.4.

7.5	Meaning of “ceasing to be an employee or director”

For the purposes of this rule 7, a Participant will not be treated as ceasing to be an employee or director of a Member of the Group until he ceases to be an employee or director of any Member of the Group or if he recommences employment with a Member of the Group within 7 days.

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8	Variations in share capital, demergers and special distributions

Application of rule

If, before the transfer of Shares pursuant to an Award, there is:

	8.1.1	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital; or

	8.1.2	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or

	8.1.3	a special dividend or distribution,

then the number of Shares comprised in an Award shall be adjusted in such manner as the Designated Corporate Officer may determine.

9	Takeovers and restructurings

9.1	Takeovers

Where, before the end of the Restricted Period, a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, an Award will be made to a Participant, subject to rule 9.3 (Exchange), on the date the person obtains Control. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.

9.2	Schemes of arrangement

When, before the end of the Restricted Period, a court sanctions a compromise or arrangement in connection with the acquisition of Shares, Awards will be made to Participants subject to rule 9.3. This rule applies to a court sanction under Section 425 of the Companies Act 1985 or equivalent procedure under local legislation. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.

9.3	Exchange

An Award will not be made under either rule 9.1 or 9.2 but Restricted Share Units will be exchanged under rule 10 (Exchange of Restricted Share Units) to the extent that:

	9.3.1	an offer to exchange the Restricted Share Units is made and accepted by a Participant; or

	9.3.2	the Designated Corporate Officer, with the consent of the Acquiring Company, decides before the person obtains Control (where rule 9.1 applies) or court sanction (where rule 9.2 applies) that the Restricted Share Units will be automatically exchanged.

9.4	Demergers or other corporate events

	9.4.1	If the Designated Corporate Officer becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 9.1 (Takeover), or 9.2 (Schemes of arrangement) which, in the opinion of the Designated Corporate Officer would affect the current or future value of any Restricted Share Units, the

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Designated Corporate Officer may determine that an Award will be made to a Participant. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.

	9.4.2	The Company will notify any Participant who is affected by the Designated Corporate Officer exercising their discretion under this rule.

9.5	Designated Corporate Officer

In this rule, “Designated Corporate Officer” means the person who was the Designated Corporate Officer immediately before the change of Control.

9.6	Overseas transfer

If a Participant is transferred to work in another country and, as a result of that transfer he would:

	9.6.1	suffer a tax disadvantage in relation to his Restricted Share Units and/or the making of an Award (this being shown to the satisfaction of the Designated Corporate Officer); or

	9.6.2	become subject to restrictions on his ability to receive or to hold or deal in the Shares or the proceeds of the sale of the Shares because of the security laws or exchange control laws of the country to which he is transferred;

then if the Participant continues to hold an office or employment with a Member of the Group, the Designated Corporate Officer may in exceptional circumstances decide that the Awards will be made on a date the Designated Corporate Officer chooses before or after the transfer takes effect. The Award will be made in respect of the number of Restricted Share Units the Designated Corporate Officer permits.

10	Exchange of Restricted Share Units

10.1	Timing of exchange

Where Restricted Share Units are to be exchanged under rules 9.1 and 9.2 (Takeovers and Schemes of arrangements) the exchange will take place as soon as practicable after the relevant event.

10.2	Exchange terms

Where a Participant is granted new restricted share units in exchange for existing Restricted Share Units, the new restricted share units:

	10.2.1	must be equivalent to the existing Restricted Share Units;

	10.2.2	are treated as having been acquired at the same time as the existing Restricted Share Units and Awards will be made in the same manner and at the same time;

	10.2.3	are governed by the Plan as if references to Shares were references to the shares in respect of which the new conditional awards are granted and references to the Company were references to the Acquiring Company.

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11	Restrictions on issue of Shares

No Shares will be issued or transferred from treasury to satisfy Awards unless the Company in general meeting approves in advance such issue or transfer if such approval is required.

12	Terms of employment

	12.1.1	For the purposes of this rule, “Employee” means any person who is or will be eligible to be a Participant, or any other person.

	12.1.2	This rule applies:

(i) whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;

(ii) during an Employee’s employment or employment relationship with any Member of the Group; and

(iii) after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.

	12.1.3	Nothing in the rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company or any Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

	12.1.4	The grant of Restricted Share Units on a particular basis in any year does not create any right to or expectation of the grant of Restricted Share Units on the same basis, or at all, in any future year.

	12.1.5	The benefit to an Employee of participating in the Plan shall not form any contractual right for any purpose and shall not be pensionable or benefit bearing.

	12.1.6	No Employee has a right to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

	12.1.7	Without prejudice to an Employee’s right in respect of Restricted Share Units or an Award subject to and in accordance with the express terms of the Plan, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Restricted Share Units or the Award. Any and all discretions, decisions or omissions relating to the Restricted Share Units or the Award may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

	12.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including:

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	(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

	(ii)	any exercise of a discretion or a decision taken in relation to Restricted Share Units or to the Plan, or any failure to exercise a discretion or take a decision;

	(iii)	the operation, suspension, termination or amendment of the Plan, or any grant of Restricted Share Units or any Award.

12.1.9	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of its rules, including in particular this rule. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to acquire shares subject to and in accordance with the express terms of the Plan and the Conditions, in consideration for, and as a condition of, the grant of Restricted Share Units under the Plan.

12.1.10	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

12.1.11	Each of the provisions of this rule is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

13	General

13.1	Decisions are final and binding

The decision of the Designated Corporate Officer and where relevant the Plan Administrator on the interpretation of the Plan or in any dispute relating to Restricted Share Units, an Award or matter relating to the Plan will be final and conclusive.

13.2	Documents sent to shareholders

The Company may, if it considers appropriate, send to Participants copies of any documents or notices normally sent to the holders of its Shares at or around the same time as issuing them to the holders of its Shares.

13.3	Costs

The Company may ask a Participant’s employer to bear the costs in respect of Restricted Share Units or an Award to that Participant.

13.4	Regulations

The Designated Corporate Officer has the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with its rules.

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13.5	Employee trust

Any Member of the Group may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

13.6	Data protection

By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:

	13.6.1	administering and maintaining Participant records;

	13.6.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

	13.6.3	providing information to future purchasers of the Company or the business in which the Participant works;

	13.6.4	transferring information about the Participant to a country or territory outside the European Economic Area;

	13.6.5	providing information to enable the Company to survey the Participant in respect of his participation in the Plan.

To the extent a Participant has already entered into any other data protection agreement, with any Member of the Group this rule 13.6 will be interpreted so as not to be inconsistent with or to limit that existing or this agreement.

13.7	Consents

All allotments and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant will be responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

13.8	Articles of association

Any Shares acquired under the Plan are subject to the articles of association of the Company from time to time in force.

13.9	Notices

	13.9.1	Any notice or other document which has to be given to a person who is or will be eligible to be a Participant under or in connection with the Plan may be:

(i) delivered or sent by post to him at his home address according to the records of his employing company; or

(ii) sent by e-mail or fax to any e-mail address or fax number which according to the records of his employing company is used by him; or

(iii) posted on the Company’s website;

or in the case of rules 13.9.1(i) or (ii) such other address, for example, work address, which the Plan Administrator considers appropriate.

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13.9.2	Any notice or other document which has to be given to the Plan Administrator or other duly appointed agent under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place as the Designated Corporate Officer or duly appointed agent may from time to time decide and notify to Participants) or sent by e-mail or fax to any e-mail address or fax number notified to the Participant.

Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by e-mail or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

14	Changing the Plan and termination

14.1	Designated Corporate Officer’s powers

The Designated Corporate Officer may at any time change the Plan in any way.

14.2	Notice

The Plan Administrator may give written notice of any changes made to any Participant affected.

14.3	National Provisions

Notwithstanding any other provision of the Plan, but subject always to rule 14.1 the Company may amend or add to the provisions of the Plan it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas laws including but not limited to taxation, securities or exchange control laws, provided that the terms of Restricted Share Units granted to such Participants are not more favourable overall than the terms of Restricted Share Units granted to other Participants.

14.4	Termination

The Designated Corporate Officer may terminate the Plan at any time. However, Restricted Share Units granted before such termination will continue to be valid and Awards may be made in respect of those Restricted Share Units as described in these rules.

15	Governing law and jurisdiction

English law governs the Plan and all Restricted Share Units and Awards and their construction. The English Courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan, Restricted Share Units or any Award unless the Designated Corporate Officer determines otherwise, in which case proceedings may be taken in any other court of competent jurisdiction.

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Schedule 1
US

This United States (“US”) Schedule has been adopted by the Company pursuant to rule 14.3 of the Plan and shall vary the terms of the Plan (and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 1, a “US Participant” means a Participant who is:

(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group); or

(iii)	a non-US citizen who is posted to the United States as of an Award Date and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)	a non-US citizen to the extent that he or she is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) with regard to a grant or Award, including a non-resident alien taxpayer, with respect to some portion of a grant or Award that is deemed to be income from a US source.

Rule 3.3.2 shall be varied by adding the following:

For purposes of Rule 3.3.2, the Designated Corporate Officer may not waive or change Conditions which requires a US Participant to remain employed or to continue to perform services as a condition of receiving an Award.

Rule 5 (Making of Awards) shall be varied by adding the following:

Notwithstanding anything contained in the Plan rules to the contrary, no Award or payment pursuant to this Plan may be paid later than 2 ½ months after the end of the calendar year during which the Restricted Period ends.

Rule 6 shall be varied by adding the following:

Rule 6 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States. If applicable non-US law requires the general application of Rule 6 to any US Participant, Rule 6 will be applied in a manner consistent with the provisions of Rule 7.2 of this US Schedule.

The following shall be added as Rule 5.7:

5.7	Deductions and Offsets from Restricted Share Units

It shall be a condition of any Award to a US Participant that the Company, a Member of the Group, or another company employing a US Participant may deduct from and set off against the Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the US Participant to a Member of the Group, including but not limited to amounts under an expatriate tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the US Participant with respect to employment taxes, as determined in the sole discretion of the Plan Administrator.

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Rule 7.2 shall be replaced in its entirety to read as follows:

7.2	Leaving in exceptional circumstances

If a US Participant ceases to be employed by any Member of the Group before the end of the Restricted Period for any of the reasons set out below, his Restricted Share Units do not lapse and an Award may be made to such US Participant after the end of the Restricted Period. The reasons are:

(1) Disability. For the purposes of this Rule, a US Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group; or (iii) otherwise disabled within the meaning of the Code. A US Participant will be considered Disabled if he is receiving benefits under the BP Long Term Disability Plan or has received a determination or disability for Social Security purposes; or

(2) a US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer, or a termination considered by the Designated Corporate Officer to have been initiated by the US Participant’s employer, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) a US Participant’s employing Member of the Group ceasing to be under the Control of the Company or (C) a sale of assets or other transaction resulting in the loss of the US Participant’s employment with any Member of the Group. Except as provided in (3) below, in no event will a resignation initiated by a US Participant be considered an involuntary termination of employment, regardless of whether the US Participant experienced a change in duties or work location resulting in his resignation.

(3) Retirement with the consent of the US Participant’s employer.

Rule 9.6 shall be varied by adding the following;

Rule 9.6 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States.

The following shall be added as rule 16

16	US Tax Compliance and Deferrals

16.1	Compliance with Section 409A and Other Applicable Laws

To the extent that the grant of Restricted Share Units results in the deferral of compensation under Section 409A of the Code: (i) the Plan is intended to comply with the rules under Section 409A; (ii) for US Participants the delivery of Shares or other property will not occur until the earliest date permitted under Section 409A(a)(2) and (a)(3); and (iii) notwithstanding the provisions of rule 13.5, the Plan shall be unfunded for the purposes of Section 409A.

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Notwithstanding any provision of this plan to the contrary, including but not limited to rules 14.3 or 14.4 the Designated Corporate Officer may amend or terminate grants made under this plan at any time and without prior notice if he determines in his sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens. If a grant is amended or terminated, BP is under no obligation to provide any consideration or remuneration in lieu of the grant.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

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Schedule 2
Restricted Cash Units
1	Rules

The rules of the BP p.l.c. Performance Share Plan (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2.

2	Definitions

“Restricted Cash Units” means a conditional entitlement to an award of cash as described in paragraph 3 of this Schedule 2;

“Unrestricted Cash Units” means an unconditional entitlement to an award of cash as described in paragraph 6 of this Schedule 2.

3	Cash Awards

Restricted Share Units will be referred to for the purposes of this Schedule as Restricted Cash Units. Any Restricted Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. In addition, any dividend equivalents under rule 4.3 of the Plan will be paid in cash only. No shares may be transferred in satisfaction of grants under this Schedule 2 and references to Restricted Share Units and Awards shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

Subject to paragraph 6 of this Schedule, after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 5.1 of the Plan, if applicable) then the Plan Administrator will determine the number of Shares which would have been comprised in an Award had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units and shall make a cash payment to the Participant in accordance with rule 5.4 of the Plan.

6	Grant of Unrestricted Cash Units

6.1	The Plan Administrator may decide at any time after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 5.1 of the Plan, if applicable) that a Participant will be granted Unrestricted Cash Units rather than made a cash payment in accordance with paragraph 5 of this Schedule.

6.2	A grant of Unrestricted Cash Units will represent the number of Shares which would have been comprised in an Award had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units. Unrestricted Cash Units will give Participants a right to receive a cash sum only.

6.3	Where a dividend is paid on a Share, the Plan Administrator may, in his absolute discretion, adjust the number of Unrestricted Cash Units held by a Participant or take any other such action which it deems appropriate.

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6.4	A Participant may at any time direct the Company to make him a cash payment in respect of all or part of his Unrestricted Cash Units. The direction will be in such form as the Company may decide. The payment will be made as soon as practicable after receipt of the direction.

6.5	The cash payment to be made under paragraph 6.4 of this Schedule will be calculated by multiplying the number of Unrestricted Cash Units in respect of which the direction is made by the Market Value of a Share on a date to be determined by the Plan Administrator on the basis of one Share for each Unrestricted Cash Unit.

6.6	The Plan Administrator may determine a minimum number of Unrestricted Cash Units that a direction may be made in respect of.

6.7	Where a Participant ceases to be employed by a Member of the Group, he shall be treated as having made a direction as set out in paragraph 6.4 on the date on which he ceases to be an employee.

6.8	Rule 5.6 of the Plan will apply in relation to any payments made under paragraph 6 of this Schedule.

6.9	References to “Market Value” in this paragraph 6 has the same meaning as set out in rule 5.4 of the Plan.

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Schedule 3
France

This French Schedule has been adopted by the Company pursuant to rule 14.3 of the Plan and shall vary the terms of the Plan (and any other related documents) accordingly for any Participants as determined by the Company, subject to compliance with the French Commercial Code.

The purpose of this schedule is to make certain variations to the terms of the Plan to take account of French securities laws, exchange control or tax requirements (which refer to the provisions of Articles 225-197-1 to 225-197-5 of the French Commercial Code).

Rule 2.1 shall be varied by adding the following:

	“2.1.3	In addition, participation may be extended to directors (under the meaning of article L. 225-197-1 II of the French Commercial Code) of a French subsidiary of the Company, but may not be extended to an employee or director who holds 10% or more of the share capital of the Company, or would, as a result of a grant being made under the plan, hold 10% or more of the share capital of the Company.”

Rule 2.4.2 shall be deleted in its entirety.

Rule 3.3 shall be replaced in its entirety to read as follows:

“3.3	Conditions

	3.3.1	Awards in respect of Restricted Share Units may be subject to the satisfaction of Conditions specified at the Grant Date. Conditions may be different for different Participants.

	3.3.2	Notwithstanding anything else in the Plan, an Award will only be made in respect of Restricted Share Units to the extent that any Conditions are satisfied.”

New Rule 4.1A shall be included in the Plan by adding the following:

“4.1A	Making of an Award

The making of the Award shall not occur prior to the second anniversary of the Grant date, except as set out in rule 7.4. ”

Rules 4.3 shall be shall be deleted in its entirety.

Rule 5.1 shall be replaced in its entirety to read as follows:

“5.1	Determination of Conditions and making Awards

As soon as practicable following the end of the Restricted Period (or at any other time where the rules or the terms of the Conditions state that the Conditions should be applied) the Designated Corporate Officer will determine whether and to what extent any Conditions have been satisfied. The Designated Corporate Officer may decide to decrease the number of Shares notified under rule 4.1.1 and which are to be awarded in respect of Restricted Share Units in accordance with the terms of any Conditions. The Designated Corporate Officer may procure the transfer of such Shares subject to any conditions.

Once the determination is made under this rule 5.1 the Company will make an Award of Shares.

Rule 6.2 also applies in relation to Career Breaks.“

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Rule 5.2 shall be replaced in its entirety to read as follows:

“5.2	Consequences

	5.2.1	To the extent that an Award has been made under any of rule 5, 7, or 9, the Company will procure the transfer of Shares to the Participant (or as he may direct) as soon as practicable after the Award Date subject to the terms of 5.2.2. Shares transferred upon Award shall be held for at least a two-year period after transfer to the Participant. The Participant will be entitled during the Holding Period to all rights to Shares where the record dates fall after the date of transfer. Any transfer of Shares will be subject to any conditions determined by the Designated Corporate Officer.

	5.2.2	The transfer of shares referred to in rule 5.2.1 must be made to a designated Account Keeper (teneur de compte) in accordance with the provisions of the Holding Agreement, unless the transfer is made to the heirs of a deceased participant.”

Rule 5.4 shall be deleted in its entirety.

Rule 5.5 shall be deleted in its entirety.

Rule 5.6 shall be varied by adding the following:

“The Participants (or heirs, if applicable) are responsible for reporting the receipt of any income under the Plan, however made, to the appropriate tax authorities.

The Member of the Group with whom a Participant is or was in employment on the date the Shares are transferred to the Participants will communicate the name of the Participant and the number of Shares being transferred to the social security authorities competent for that Member of the Group, in accordance with the provisions of Article L.242-1 of the French Social Security Code”.

New Rule 5.8 shall be included in the Plan by adding the following:

“5.8	Minimum vesting period

Notwithstanding anything else in the Plan except rule 7.4 if an Award would otherwise be made in accordance with any provision of the Plan prior to the second anniversary of the Grant Date, no Award will be made until the second anniversary of the Grant Date.”

Rule 7.4 shall be replaced in its entirety to read as follows:

“7.4	Death

If a Participant dies, his Restricted Share Units do not lapse. The heirs of the Participant can request, within 6 months from the death of the Participant, to have the Award made to them. The Designated Corporate Officer will determine the number of shares to be awarded in respect of the Restricted Share Units. The heirs or estate of the Participant will be liable for any additional tax and employee social security liability arising from the sale of the shares before the end of the two year period following the making of the Award.”

Rules 8, 9 and 10 shall apply in accordance with article L. 225-197-1 III of the French Commercial Code to the extent the Company intends the Restricted Share Units and Awards to maintain tax favourable treatment under this Schedule.

Definitions

Words used in Schedule 3 have the same meaning as in the Plan unless amended as stated below:

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“Account Keeper” means an account keeper (teneur en compte) designated by the Designated Corporate Officer for the purposes of the Holding Agreement;

“Holding Agreement” means an agreement between the Participant and the Designated Corporate Officer and an Account Keeper pursuant to which the Account Keeper holds the Shares on behalf of the Participant for a period of no less than two years from the Award date;

“Holding Period” means the two year period following transfer upon vesting that the Shares are held by the Account Keeper in accordance with the provisions of the Holding Agreement.